UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

WELLNESS CENTER USA INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

94973A  103

(CUSIP Number)

Andrew J. Kandalepas

1014 E. Algonquin Road, Ste. 111, Schaumburg, IL 60173

(847) 925-1885

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies of Communications to:

Ronald P. Duplack, Esq.

Rieck and Crotty, P.C.

55 West Monroe Street, Suite 3625,Chicago, IL 60603

 (312) 726-4646

December 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box       .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP  94973A 103

1	NAME OF REPORTING PERSON Calvin R. O’Harrow Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	.
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,605,223
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,605,223
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,605,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IN

CUSIP  94973A 103

1	NAME OF REPORTING PERSON Calvin R. O’ Harrow Roth IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	.
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 117,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less Than 0.1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 94973A 103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Wellness Center USA Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1014 E. Algonquin Road, Suite 111, Schaumburg, IL 60173.

Item 2.	Identity and Background.

(a)         This statement is filed by:

(i)	Calvin R. O’ Harrow Living Trust (“CRO Trust”), with respect to the Shares directly and beneficially owned by it; and

(ii)	Calvin R. O’ Harrow Roth IRA (“CRO IRA”), with respect to the Shares directly and beneficially owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is held for the benefit of and is controlled by Calvin R. O’ Harrow, 840 Mandalay Terrace, De Pere, WI 54115-4111.

Neither Reporting Person, nor Calvin R. O’ Harrow, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Reporting Person, nor Calvin R. O’ Harrow, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Calvin R. O’ Harrow is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The respective Shares acquired by each of the Reporting Persons were acquired with personal funds of each respective Reporting Person and neither Reporting Person borrowed any funds to acquire their respective Shares.  The approximate amount paid for the Shares of each respective Reporting Person is as follows:  $691,124 for the Calvin R. O’ Harrow Living Trust and $30,471 for the Calvin R. O’Harrow Roth IRA.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their respective Shares for investment purposes.  At the present time, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 94973A 103

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 66, 450,796  Shares outstanding, which is the total number of Shares outstanding as reported by the Issuer’s Transfer Agent as of November 30, 2015.  The beneficial ownership of the Shares of the Reporting Persons is as follows:

A.	Calvin R. O’ Harrow Living Trust

(a)	As of the close of business on December 14, 2015, Calvin R. O’ Harrow Living Trust beneficially owned 5,605,223 Shares.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 5,605,223
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,605,223
4. Shared power to dispose or direct the disposition: 0

(c)

On October 13, 2015, November 18, 2015, and December 14, 2015, Calvin R. O’ Harrow Living Trust acquired 555,555 Shares, 127,446 Shares, and 3,000,000 Shares, respectively.  Except for those transactions, Calvin R. O’ Harrow Living Trust has not entered into any transactions in the Shares during the past sixty days; however, at the time it acquired the 3,000,000 Shares, it also received warrants to acquire up to an additional 4,500,000 Shares at a price of $0.15 per Share over a period of five years.

B.	Calvin R. O’ Harrow Roth IRA

(a)	As of the close of business on December 14, 2015, Calvin R. O’ Harrow Roth IRA beneficially owned 117,000 Shares.

Percentage: Less than 0.1%

(b)	1. Sole power to vote or direct vote: 117,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 117,000
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the acquisition of Shares reported herein, Calvin R. O’ Harrow Roth IRA has not entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP NO. 94973A 103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2016

Calvin R. O’ Harrow Living Trust

By: /s/ Calvin R. O’ Harrow

      Calvin R. O’ Harrow, Trustee

Calvin R. O’ Harrow Roth IRA

By: /s/ Calvin R. O’ Harrow

      Calvin R. O’ Harrow, Trustee